

Mail Stop 3720

November 16, 2009

Mr. Roland Bryan
Chairman of the Board and Chief Executive Officer
MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, CA 93101

      RE: **MachineTalker, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed July 15, 2009, as amended November 10, 2009
                Form 10-Q for the Quarterly Periods Ended March 31, 2008 and June
                 30, 2008
                Filed September 10, 2009 and September 24, 2009
                File No. 000-49805

Dear Mr. Bryan:

      We have reviewed your response letter dated November 10, 2009, and your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 36

Management's Annual Report on Internal Control Over Financial Reporting, page 36

    1.   We note your response to prior comment two from our letter dated October 27, 2009. We note again that your management's report on internal controls over financial reporting includes a statement at the end of the second paragraph with respect to the effectiveness of your <u>disclosure controls and procedures</u> rather than with respect to your <u>internal control over financial reporting</u>. Please revise your disclosure to include management's assessment of the effectiveness of your <u>internal control over</u>

financial reporting as of the end of your most recent fiscal year and include a statement as to whether or not internal control over financial reporting is effective. Refer to Regulation S-K Item 308 and Rule 13a-15(f).

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 36

Form 10-Q for the Quarterly Period Ended March 31, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 4T. Controls and Procedures

2.   We have considered your responses to prior comments 1 and 9 from our letter dated October 27, 2009. You note that the lack of funds prevented you from paying your auditors and accountants and prevented you from timely filing your periodic reports. Please note that disclosure controls and procedures are defined in Rule 13a-15(e) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. In light of the fact that you filed your 2008 Form 10-K and first and second quarter 2009 Forms 10-Q significantly past their due dates, it does not appear appropriate for your management to conclude that your disclosure controls and procedures were effective for the periods covered by these reports. Please revise your disclosure.

*   *   *   *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Roland Bryan
MachineTalker, Inc.
November 16, 2009
Page 3

  In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

  Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

      Sincerely,

      Larry Spirgel
      Assistant Director